December 27, 2007
VIA EDGAR
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Variable Separate Account
AIG SunAmerica Life Assurance Company
Polaris Preferred Solution I Variable Annuity
Form N-4, File Nos. 333-140762 and 811-03859
SEC Accession No. 0000950148-07-000044
EDGAR Submission Type RW Withdrawal Request
Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act
Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended, Variable Separate Account (“the Registrant”), a separate account of AIG SunAmerica Life Assurance Company, hereby requests the withdrawal of Registrant’s initial registration statement along with any exhibits filed thereto (the “Registration Statement”) on Form N-4 for the Polaris Preferred Solution I Variable Annuity, SEC File Nos. 333-140762 and 811-03859, filed with the Securities and Exchange Commission on February 16, 2007.
The Registration Statement has not been declared effective. The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement and no securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective upon filing.
Sincerely,
/S/ MALLARY L. REZNIK
Mallary L. Reznik
Senior Vice President and General Counsel